March 14, 2017

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Innovus Pharmaceuticals, Inc. Registration Statement on Form S-1 (File No. 333-215851)

Ladies and Gentlemen:

Innovus Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-1 (File No. 333-215851) (the “Registration Statement”) to 5:00 PM, Washington D.C. time, on March 15, 2017, or at such later time as the Company or its counsel, Disclosure Law Group, a Professional Corporation, may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The undersigned confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities registered pursuant to the aforementioned Registration Statement.

The Company acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Company. The Company further acknowledges that:

-
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

-
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

-
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with the Company’s counsel, Daniel W. Rumsey, via telephone at (619) 795-1134, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours,

INNOVUS PHARMCEUTICALS, INC.

/s/ Bassam Damaj Bassam Damaj Chief Executive Officer and Director Innovus Pharmaceuticals, Inc.

cc:	Daniel W. Rumsey Managing Partner Disclosure Law Group